The Annual Meeting of Stockholders was held on March 25, 2003.

A proposal to approve an amendment to the Companys Stock Option Plan to extend the term of the Plan for an additional three years was approved with 62,688,124 votes for, 7,563,253 votes against, and 1,598,336 votes abstaining.

A stockholder proposal to request the Board of Directors to consider placing performance limitations on when stock option grants may be awarded to the Companys investment personnel was defeated. Of the 37,426,892 shares that were voted on this proposal (abstentions are not included in this calculation), 11,447,766 shares (30.6%) were voted for, and 25,979,126 shares (69.4%) were voted against. 2,785,459 shares abstained. Of the total number of shares outstanding as of February 14, 2003, the record date for the meeting, 13.6 per cent were voted for the proposal.